

Mail Stop 3030

April 8, 2010

Via Facsimile and U.S. Mail

Mr. Chien Chih Liu
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

>   **Re: Rotoblock Corporation**
>   **Form 10-K/A for the fiscal year ended April 30, 2009**
>   **Filed March 24, 2010**
>   **File No. 0-51428**

Dear Mr. Liu:

    We have reviewed your response letter dated March 24, 2010 and have the following additional comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended April 30, 2009

Item 9A. Controls and Procedures, page 17

1.   Please refer to prior comment 6. Although we note the disclosure added with regards to internal control over financial reporting, we do not note any revisions made to the language regarding the design of your system of internal controls in conformity with the definition of "internal control over financial reporting" as set forth in Rule 13a-15(f). In future filings please revise to conform the definition to Rule 13a-15(f).

2.   Please refer to prior comment 7. We note the revised disclosure indicates that management has provided its report on an assessment of your internal controls over financial reporting as of April 30, 2009. However, it appears that such report does not include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company. Please revise future filings to include this statement.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                                Sincerely,

                                Lynn Dicker
                                Reviewing Accountant